Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1	Reporting Issuer
EuroZinc Mining Corporation Suite 1601, 543 Granville Street Vancouver, British Columbia V6C 1X8
ITEM 2	Date of Material Change
December 21, 2005
ITEM 3	News Release

EuroZinc Mining Corporation (“EuroZinc”) issued a news release on December 22, 2005 through the Toronto Stock Exchange as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Ontario and Quebec Securities Commissions.

ITEM 4	Summary of Material Change

The board of directors of EuroZinc (the “Board”) adopted a shareholder rights plan (the “Plan”) effective December 21, 2005 for which shareholder approval will be sought at the EuroZinc annual meeting of shareholders to be held in May 2006.  The terms of the Plan are contained in a rights agreement (the “Rights Agreement”) dated as of December 21, 2005 between EuroZinc and Computershare Investor Services Inc., as rights agent.  The Plan is intended to provide the shareholders of EuroZinc and the Board with adequate time to consider and evaluate any unsolicited bid made for EuroZinc, to provide the Board with adequate time to identify, develop and negotiate value-enhancing alternatives, if considered appropriate, to any such unsolicited bid, to encourage the fair treatment of shareholders in connection with any take-over bid for EuroZinc and to ensure that any proposed transaction is in the best interests of EuroZinc’s shareholders.

ITEM 5	Full Description of Material Change
The following description of the Plan is a summary only.

The Board approved the Plan on December 21, 2005 and authorized the issue of one right (a “Right”) in respect of each outstanding common share of EuroZinc (“Share”) to holders of record as at 12:01 a.m.  (Vancouver time) on December 21, 2005 (the “Record Time”).

EuroZinc entered into the Rights Agreement with Computershare Investor Services Inc., as rights agent, to act in connection with the exercise of Rights, the issue of certificates evidencing the Rights and other related matters.

The principal terms and conditions of the Plan are set forth below.
Term

If ratified and approved by the shareholders of EuroZinc at the EuroZinc annual meeting of shareholders to be held in May 2006, the Plan will continue in force up to the end of EuroZinc’s third annual meeting of shareholders after such approval.

Issue of Rights

On December 21, 2005, the Board implemented the Plan by authorizing the issue of one Right in respect of each outstanding Share to holders of record as at the Record Time.  The Board also authorized the issue of one Right in respect of each Share issued after the Record Time and prior to the Separation Time (as defined below) and the Expiration Time.

Exercise of Rights

The Rights are not exercisable initially and certificates representing the Rights will not be sent to shareholders.  Until the Separation Time (as defined below), the Rights will be transferred with the associated Shares.  The Rights will separate from the Shares and become exercisable at the close of business on the tenth business day after the earlier of the first public announcement of facts indicating that a person has acquired Beneficial Ownership (as defined in the Plan) of 20% or more of the Shares or the commencement of, or first public announcement of, the intent of any person to commence a take-over bid which would result in such person Beneficially Owing 20% or more of the Shares, or the date upon which a Permitted Bid or Competing Permitted Bid (as defined in the Plan) ceases to be such, or such later time as the Board may determine in good faith (in any such case, the “Separation Time”).  After the Separation Time, but prior to the occurrence of a Flip-in Event (as defined below), each Right may be exercised to purchase one Share at an exercise price per Right of $20.

The exercise price payable and the number of securities issuable upon the exercise of the Rights are subject to adjustment from time to time upon the occurrence of certain corporate events affecting the Shares.

Flip-in Event and Exchange Option

Subject to certain customary exceptions, upon the acquisition by any person (an “Acquiring Person”) of 20% or more of the Shares (a “Flip-in Event”) and following the Separation Time, each Right, other than a Right Beneficially Owned by an Acquiring Person, its affiliates and associates, their respective joint actors and certain transferees, may be exercised to purchase that number of Shares which have a market value equal to two times the exercise price of the Rights.  Rights beneficially owned by an Acquiring Person, its affiliates and associates, their respective joint actors and certain transferees will be void.  The Plan provides that a person (a “Grandfathered Person”) who is the Beneficial Owner of 20% or more of the outstanding Shares determined as at the Record Time shall not be an Acquiring Person unless, after the Record Time, that person becomes the Beneficial Owner of any additional Shares.

In addition, the Plan permits the Board to authorize EuroZinc, after a Flip-in Event has occurred, to issue or deliver, in return for the Rights and on payment of the relevant exercise price or without charge, debt, equity or other securities or assets of EuroZinc or a combination thereof.

Permitted Bids

The Plan will not be triggered by a Permitted Bid or Competing Permitted Bid.  A Permitted Bid is one that: (i) is made by means of a take-over bid circular, (ii) is made to all holders of Shares for all Shares held by them; (iii) is open for at least 60 days; (iv) contains a condition that no Shares will be taken up and paid for until at least 50% of the independent shareholders have tendered and not withdrawn, (v) contains a condition that Shares may be deposited at any time and withdrawn until they are taken up and paid for, and (vi) contains a provision that, if 50% of the independent shareholders tender, the bidder will make an announcement to that effect and keep the bid open for at least ten more days.

Redemption and Waiver

The Rights may be redeemed by the Board at a redemption price of $0.00001 per Right at any time prior to the occurrence of a Flip-in Event without the prior approval of the holders of Shares or Rights.  The Board will be deemed to have elected to redeem the Rights if a person who has made a take-over bid in respect of which the Board has waived the application of the Plan takes up and pays for Shares pursuant to the terms and conditions of such take-over bid.

The provisions of the Plan which apply upon the occurrence of a Flip-in Event may be waived at the option of the Board and without the prior approval of the holders of Shares or Rights at any time prior to the occurrence of a Flip-in Event.  The Board would, however, by virtue of such waiver be deemed to have waived the Plan with respect to any other Flip-in Event.  In addition, the operation of the Plan may be waived where a person has inadvertently become an Acquiring Person and has reduced its beneficial ownership of Shares such that it is no longer an Acquiring Person.

Amendment of the Plan

The Board may amend the Agreement and the Rights without the prior approval of the holders of Shares or Rights in the period before the Plan is initially ratified and approved by the shareholders of EuroZinc.  Thereafter, amendments, other than those required to correct clerical or typographical errors or to maintain the validity of the Plan as a result of a change of law, will require shareholders approval.

ITEM 6	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable.
ITEM 7	Omitted Information
None.
ITEM 8	Executive Officer
For additional information with respect to this material change, the following executive officer of EuroZinc may be contacted:
Colin K. Benner 1601 – 543 Granville Street Vancouver, B.C. V6C 1X8 Phone: (604) 681-1337
ITEM 9	Date of Report

Dated at Vancouver, British Columbia this 22st day of December, 2005.